Exhibit 99.1

Enveric Biosciences Reports First Quarter 2023 Financial Results and Operational Highlights

●	Announced cost reduction plan resulting in approximately 40% to 55% decrease in expenses and extension of financial runway into Q1 2024

●	Continued to advance pipeline of small molecule therapeutics for the treatment of mental health disorders, including EB-373 for the treatment of anxiety disorder and EVM301 Series

●	Announced termination of proposed spin-off of cannabinoid clinical development pipeline to publicly traded company; Enveric now engaging with strategic advisors to identify and pursue alternative value-creating opportunities for cannabinoid assets

CAMBRIDGE, Mass., May 15, 2023 – Enveric Biosciences, Inc. (NASDAQ: ENVB) (“Enveric” or the “Company”), a biotechnology company dedicated to the development of novel small-molecule therapeutics for the treatment of anxiety, depression, and addiction disorders, today provided a corporate update and reported financial results for the first quarter of 2023 ended March 31, 2023.

Enveric announced a cost reduction plan to extend its financial runway into the first quarter of 2024. The operational streamlining entailed an approximately 35 percent reduction in full-time personnel, the cancelation of 7 consulting contracts focused on the cannabinoid programs and a transition from third-party service providers supporting R&D efforts to internal science teams performing this work. Separately, Enveric announced that the proposed spin-off of cannabinoid clinical development pipeline assets to Akos Biosciences, Inc. (“Akos”) is not proceeding due to the holders of the Akos Series A Preferred Stock electing to exercise their right to require Enveric to redeem all of the Akos Series A Preferred Stock due to an inability to meet listing requirements on a national exchange. Enveric now plans to engage with strategic advisors to identify and pursue alternative routes to capture value from these assets.

“Underpinning Enveric’s business and development strategy is a continued focus on maximizing the value of our novel drug development programs to produce positive returns for our shareholders. In this pursuit, the Company has been diligently working to develop a robust and differentiated pipeline of small-molecule therapeutics for the treatment of mental health disorders,” said Joseph Tucker, Ph.D., Director and CEO of Enveric Biosciences. “Today’s announcement, including the cost reduction plan and reduction in force, reflects the necessary evolution of this strategy, enabling a greater focus of resources towards Enveric’s most valuable assets, EB-373 and our EVM301 Series.”

FIRST QUARTER AND RECENT UPDATES

During the quarter, the company has made progress in delivering on the top near-term priorities:

Priority #1 – Progressing Small Molecule Therapeutics Pipeline Targeting Unmet Needs in Mental Health

●	Advanced product manufacturing and preclinical activities that support initiation of Phase 1 clinical trial for lead asset, EB-373, for the treatment of anxiety disorder

●	Continued in vitro and in vivo testing of novel chemical entities developed from the EVM301 Series with the goal of identifying lead molecules by year-end 2023

◌	EVM301 Series of novel molecules are specifically designed to promote neuroplasticity and show efficacy in animal models of depression and anxiety without inducing the hallmark hallucinations of other psychedelic or psychedelic-inspired agents

●	Established Enveric Therapeutics, an Australia-based subsidiary to manage clinical operations for EB-373 and additional clinical-stage candidates from the EVM201 and EVM301 Series of compounds

Priority #2 - Maximizing Operational Efficiency

●	Announced cost reduction plan designed to extend financial runway into the first quarter of 2024

●	Operational streamlining includes an approximately 35% reduction in full-time workforce personnel, the cancelation of 7 contracts for consultants focused on the cannabinoid programs, and a transition from third-party service providers supporting R&D efforts to internal science teams performing this work

Update on Proposed Spin-off of Cannabinoid Clinical Pipeline Assets

On May 11, 2022, the Company announced plans to transfer and spin-off its cannabinoid clinical development pipeline assets (the “Spin-Off”) to Akos Biosciences, Inc. (formerly known as Acanna Therapeutics, Inc.), a majority-owned subsidiary of the Company. In connection with the Spin-Off, the Company transferred its cannabinoid clinical development pipeline assets to Akos, while retaining its psychedelics and non-hallucinogenic clinical development pipeline assets. The Spin-Off was subject to various conditions, including Akos meeting the qualifications for listing on the Nasdaq Stock Market, and if successful, would result in two standalone public companies. The new company resulting from the Spin-Off was to be referred to as Akos. As of May 5, 2023, since the Spin-Off had not occurred, the holders of the Akos Series A Preferred Stock had the right, but not the obligation, to cause Enveric to redeem all or a portion of the Akos Series A Preferred Stock. As of May 12, 2023, the holders of the Akos Series A Preferred Stock have exercised this right to require Enveric to redeem all of the Akos Series A Preferred Stock for $1,000 per share, plus accrued but unpaid dividends per share of approximately $50,000 for a total of approximately $1,050,000.

Enveric now plans to seek strategic advisors and alternative routes to capture value from these assets.

FIRST QUARTER 2023 FINANCIAL RESULTS

Net loss attributable to shareholders was $4.80 million for the quarter ended March 31, 2023, including $0.56 million in net non-cash expenses, with a basic and diluted loss per share of $2.31, as compared to a net loss of $4.44 with basic and diluted loss per share of $5.34 per share for the quarter ended March 31, 2022.

Net cash used in operations for the quarter ended March 31, 2023, was $5.14 million consisting of a $4.68 million net loss, adjusted by a net of $0.46 million in non-cash expenses and changes in asset and liability balances of $0.92 million.

As of March 31, 2023, the Company had cash and cash equivalents of $12.56 million and working capital of $10.40 million.

About Enveric Biosciences

Enveric Biosciences (NASDAQ: ENVB) is a biotechnology company dedicated to the development of novel small-molecule therapeutics for the treatment of anxiety, depression, and addiction disorders. Leveraging its unique discovery and development platform, The Psybrary™, Enveric has created a robust Intellectual Property portfolio of New Chemical Entities for specific mental health indications. Enveric’s lead program, the EVM201 Series, comprises next generation synthetic prodrugs of the active metabolite, psilocin. Enveric is developing the first product from the EVM201 Series – EB-373 – for the treatment of anxiety disorders. Enveric is also advancing its second program, the EVM301 Series, to offer a first-in-class, new approach to the treatment of difficult-to-address mental health disorders, mediated by the promotion of neuroplasticity without also inducing hallucinations in the patient. Enveric is headquartered in Naples, FL with offices in Cambridge, MA and Calgary, AB Canada. For more information, please visit www.enveric.com.

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans,”“ expects” or “does not expect,” “proposed,” “is expected,” “budgets,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Forward-looking statements may include historical statements and statements regarding beliefs, plans, expectations, or intentions regarding the future and are based on the beliefs of management as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including, but not limited to, the ability of Enveric to: carry out successful clinical programs in Australia; achieve the value creation contemplated by technical developments; avoid delays in planned clinical trials; establish that potential products are efficacious or safe in preclinical or clinical trials; establish or maintain collaborations on the development of therapeutic candidates; obtain appropriate or necessary governmental approvals to market potential products; obtain future funding for product development and working capital on commercially reasonable terms; scale-up manufacture of product candidates; changes in the size and nature of competitors; hire and retain key executives and scientists; secure and enforce legal rights related to Enveric’s products, including patent protection; identify and pursue alternative routes to capture value from its cannabinoid clinical development pipeline assets; the ability to continue as a going concern; manage its future growth effectively; achieve the intended benefits of the cost reduction plan to the extent or as quickly as anticipated; transition from third-party service providers supporting R&D efforts to internal science teams without any adverse impact on Enveric’s ongoing and planned clinical trials; and engage the cost reduction plan efforts without negatively impacting Enveric’s business operations and reputation.

A discussion of these and other factors, including risks and uncertainties with respect to Enveric, is set forth in Enveric’s filings with the Securities and Exchange Commission (SEC), including Enveric’s Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Enveric disclaims any intention or obligation to revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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